November 8, 2024

Yasuyuki Nozawa
Representative Director, President and Chief Executive Officer
LOGPROSTYLE INC.
3-6-23 Kitaaoyama
Minato-ku, Tokyo 107-0061
Japan

       Re: LOGPROSTYLE INC.
           Draft Registration Statement on Form F-1
           Submitted October 15, 2024
           CIK No. 0002040290
Dear Yasuyuki Nozawa:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted October 15, 2024 Conventions that Apply to this Prospectus, page ii

1. Your disclosure indicates that your consolidated financial statements are presented in
       U.S. dollars. However, we note your financial statements presented within your filing starting on page F-1 are denominated in Japanese Yen. Please clarify and/or revise accordingly.
Prospectus Summary
Risks Relating to this Offering and the Trading Market, page 3

2. Please revise each of the fourth and eleventh bullet points under this caption, and the corresponding risk factors on pages 22 and 26-27, respectively, as well as disclosure
 November 8, 2024
Page 2

       on page 8 under "Implications of Being a Controlled Company," to clarify, if true, that you intend to rely on the controlled company exception to certain corporate governance requirements under the NYSE American/Nasdaq rules if the home country exception for foreign private issuers is no longer available to you, as you state
       on pages 79-80. In this regard, we note statements in your summary risk factors and risk factors suggesting that you may or do not intend to rely on the controlled company exception.
Foreign Private Issuer Status, page 7

3. Please revise to clarify, if true, that you intend to rely on the foreign private issuer exemption from certain corporate governance requirements under the NYSE American/Nasdaq rules, as you state on pages 28 and 79-80. In this regard, we note
       your statement here that you "may" take advantage of these exemptions until such time as you are no longer a foreign private issuer.
Risk Factors
If we cannot satisfy, or continue to satisfy, the initial listing requirements. .. . , page 28

4. Where you discuss the potential consequences of failing to satisfy, or continuing to satisfy, listing requirements and other exchange rules, please expand your risk factor disclosure to address shareholder litigation and state regulation, as applicable.
Use of Proceeds, page 33

5. We note disclosure on page 51 about your plans to expand and grow your renovation and resale business and hotel development and management business. To the extent that you may use proceeds of the offering to acquire assets or finance the acquisitions of other businesses, please disclose this, as required by Items 3.C.2 and 3.C.3 of Form
       20-F, and update as appropriate to discuss the status of any acquisitions to the extent required by these Items.
Capitalization, page 35

6. We note the capitalization table is as of March 31, 2024. Tell us the consideration given to providing a more updated capitalization table as of a date no earlier than 60 days prior to the most recent amendment date. Refer to Item 3.B. of the Form 20-F.
Corporate History and Structure
Our Corporate History, page 37

7. Ensure that you have described the important developments of your business, including the acquisitions or merger of assets or subsidiaries, as required by Item
       4.A.4 of Form 20-F. In this regard, we note that several of your subsidiaries were in existence prior to your incorporation in April 2017, but there is no discussion of how or when LogProstyle acquired them. For subsidiaries formed after LogProstyle, it is unclear whether these were formed by LogProstyle or were acquired from other parties.
 November 8, 2024
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Performance Indicators, page 43

8. Please revise or advise to clarify whether you utilize occupancy rate, average daily rate, or revenue per available room as key performance indicators in your hotel management business. In this regard, we note your disclosure on page 62 that
       ProstyleRyokan sets room rates.
Cash flows for the fiscal years ended March 31, 2024 and 2023, page 45

9. Please revise to provide a clear statement as to whether you expect that your working capital upon completion of this offering, exclusive of your ability to obtain and retain revenue generating customers and secure additional financing, will be sufficient to fund operating expenses and cash obligations for your present requirements and for the next 12 months. Please also address liquidity on a longer-term basis and disclose whether you have any material unused sources of liquidity.
Contractual Obligations and Commitments, page 46

10. Please expand your disclosure to provide information regarding the type of financial instruments used, the maturity profile of debt, currency and interest rate structure
       (including the extent to which borrowings are at fixed rates versus variable rates).
       Refer to Item 5.B.2 of Form 20-F.
Business
Strategic expansion and growth in the real estate renovation and resale, and hotel development and management business, page 51

11.    We note that the proceeds of the offering will be used for the development and
       expansion of ProstyleRyokan   s business and your renovation and resale
business
       conducted under the    Log Mansion    brand. Please revise this section
to elaborate on
       these expansion plans, and describe any associated risks. In addition, if you have any material plans to construct, expand or improve facilities, please include the information required by Item 4.D of Form 20-F. Please also describe your principal capital expenditures and divestitures, including the amount invested, since the beginning of your last three financial years and those currently in process, as required by Item 4.A.5 and 6. of Form 20-F.
Business Model, page 52

12. We note that you have disclosed the purchase price, time to renovate or develop, and the sale price for one unit (on page 55) and several buildings (on page
58) in the
       renovation and resale business and the residential real estate business, respectively.
       Please revise to provide aggregated or other more comprehensive information
       reflecting all units or buildings purchased, renovated or developed and sold in the periods shown. In this regard, we note that while your renovation and resale business delivered 43 units in the 2024 fiscal year, you have provided this disclosure with regard to only one unit.
 November 8, 2024
Page 4
13. Please clarify whether the number of units delivered as shown in the tables on pages
       58 and 59 are included in the development    projects    also shown in
the table, or
       whether these are additional units sold to individual buyers.
14. Please address whether the photographs you include in this section are representative of your renovation and development work generally. If not, please explain why these properties were selected.
Residential Real Estate Development, page 56

15. We note disclosure on page 56 that Prostyle either sells condominium units to individual customers or sells the entire condominium building to institutional customers. Please elaborate on the factors that would cause you to sell individual units versus an entire building, and address any specific risks associated with these alternatives. For example, and without limitation, consider whether there is a risk of owning unsold condominium units or other interests in a building that is not sold in its entirety to an institutional buyer. Finally, revise your tables on pages 58 and 59 to show the number of condominium buildings delivered to institutional purchasers, as well as the number of condominium units delivered, during the period.
16. Please revise to define "family type condominium" and "compact type condominium,"
       as used on pages 58-59.
Machinaka Ryokan Management and Accommodation, page 61

17. Please expand your disclosure to quantify the total number of hotels operated by
       ProstyleRyokan as of March 31, 2024. Please also revise to define "major hotels," as used on page 63.
One-stop services, page 61

18. Reconcile disclosure here that you integrate all important processes in real estate development internally with disclosure on page 41 and elsewhere that you engage contractors to select raw materials and renovate and construct substantially all of your condominiums.
Facilities, page 65

19. Please revise to disclose all leased facilities. In this regard, we note that here you list only one hotel facility. However, it appears from your page 63 disclosure that
       ProstyleRyokan leases at least four hotels.
Related Party Transactions, page 85

20. For each of the loans guaranteed by Mr. Nozawa, please revise to provide the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. Refer to Item 7.B.2 of Form 20-F.

       Additionally, for each of the fiscal years ended March 31, 2024 and 2023, please revise or advise to reconcile your disclosures of the amounts guaranteed by Mr.
       Nozawa. In this regard, we note that on page 85 you disclose balances of 4,269,645
 November 8, 2024
Page 5

       and   4,071,673, respectively, and on page F-17 you disclose balances of
  571,168
       and   541,166, respectively.
Exhibits

21. Please file as exhibits the agreements or contracts made in connection with indebtedness and other obligations and related party transactions, as applicable. Refer to Item 601(b)(10) of Regulation S-K.
General

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.
23. Please expand your disclosures, where appropriate, to more fully discuss the supply chain of the natural solid wood used in your business, including appropriate risk factor disclosures. We note your disclosures that your subsidiary Yantai Propolife is engaged in manufacturing natural solid wood building materials and that you control all aspects of the supply of natural solid wood used in your business, from lumbering to distribution. However, you do not specify the geographic sources of the natural solid wood you use or discuss factors that may influence the availability of the supply of natural solid wood, such as, for example: government policies and regulations; loss of timberland to urban or suburban real estate development or alternate uses of land; loss of timberland due to weather or other conditions; and commodity pricing. Please contact Peter McPhun at 202-551-3581 or Wilson Lee at
202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                          Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Ying Li, Esq.